CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of
Title of Each Class of Securities to be Registered	Offering Price	Registration Fee(1)(2)
Debt Securities (3.625% Medium-Term Notes Due 2043)	$491,730,000	$67,071.98
_________________________

(1) Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. No additional registration fee has been paid with respect to this offering.

(2)   This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the Registration Statement on Form S-3 (No. 333-184198), filed by McDonald’s Corporation on September 28, 2012, in accordance with Rules 456(b) and 457(r) under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-184198

PRICING SUPPLEMENT NO. 1, Dated April 29, 2013
(To Prospectus Dated September 28, 2012 and
  Prospectus Supplement Dated September 28, 2012)

McDONALD’S CORPORATION

Medium-Term Notes
(Fixed Rate Notes)
Due From One Year to 60 Years From Date of Issue

The following description of the terms of the Notes offered hereby supplements, and, to the extent inconsistent therewith, replaces, the descriptions included in the Prospectus and
Prospectus Supplement referred to above, to which descriptions reference is hereby made.

Principal Amount:	USD 500,000,000

Issue Price:	98.346% of the principal amount of the Notes

Original Issue Date:	May 6, 2013

Stated Maturity:	May 1, 2043

Interest Rate:	3.625% per annum

Interest Payment Dates:	May 1 and November 1 of each year, commencing November 1, 2013
[Applicable only if other than February 15 and August 15 of each year]

Regular Record Dates:	April 15 and October 15 of each year, as the case may be
[Applicable only if other than February 1 and August 1 of each year]

Form:	☒ Book-Entry ☐ Certificated

Specified Currency:
[Applicable only if other than U.S. dollars]

Option to Receive Payments in Specified Currency: ☐ Yes ☐ No
[Applicable only if Specified Currency is other than U.S. dollars and if Note is not in Book Entry form]

Authorized Denominations:
[Applicable only if other than U.S.$1,000 and increments of U.S.$1,000, or if Specified Currency is other than U.S. dollars]

Method of Payment of Principal:
[Applicable only if other than immediately available funds]

Optional Redemption:	☐	The Notes cannot be redeemed prior to Stated Maturity.

	☒	The Notes can be redeemed in whole or in part at any time prior to Stated Maturity at the option of McDonald’s Corporation (the “Company”) as set forth below.

Optional Redemption Dates:		At any time prior to Stated Maturity at the option of the Company as set forth below.

Redemption Prices:

☐
The Redemption Price shall initially be              % of the principal amount of the Note to be redeemed and shall decline at each anniversary of the initial Optional Redemption Date by             % of the principal amount to be redeemed until the Redemption Price is 100% of such principal amount; provided, however, that if this Note is an Original Issue Discount Note, the Redemption Price shall be the Amortized Face Amount of the principal amount to be redeemed.

☒	Other: The Notes will be redeemable in whole or in part, at any time prior to Stated Maturity at the Company’s option, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on those Notes to the redemption date; or

   (2)    the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 12.5 basis points, plus accrued and unpaid interest on those Notes to the redemption date.

For purposes of the determination of the redemption price, the following definitions shall apply:

“Business Day” means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the available Reference Treasury Dealer Quotations for that redemption date.

“Independent Investment Banker” means one of the Reference Treasury Dealers selected by the Company.

“Reference Treasury Dealer” means three primary U.S. Government securities dealers in New York City, New York (a “Primary Treasury Dealer”), which shall include Citigroup Global Markets Inc., J.P. Morgan Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, and their respective successors; provided, however, that if any of the foregoing ceases to be a Primary Treasury Dealer, the Company shall substitute for it another Primary Treasury Dealer.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by that Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding the redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue for the Notes to be redeemed, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

Unless the Company defaults in payment of the redemption price, after the redemption date interest will cease to accrue on the Notes or portion of the Notes called for redemption.

Sinking Fund:		☒ The Notes are not subject to a Sinking Fund.

☐ The Notes are subject to a Sinking Fund.

Sinking Fund Dates:

Sinking Fund Amounts:

Amortizing Note:		☐ Yes ☒ No

Amortizing Schedule:
Outstanding Balance
Repayment Date	Repayment Amount	Following Repayment Amount

Optional Repayment:		☐ Yes ☒ No

Optional Repayment Dates:

Optional Repayment Prices:

Original Issue Discount Note:		☐ Yes ☒ No

Total Amount of OID:

Yield to Stated Maturity:

Initial Accrual Period OID:

Calculation Agent (if other than Principal Paying Agent):

Agents’ Discount:		0.875% of the principal amount of the Notes

Net proceeds to Company:		97.471% of the principal amount of the Notes

Agents’ Capacity:		☐ Agent ☒ Principal

Agents :

Joint Bookrunners:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Wells Fargo Securities, LLC

Co-Managers:	ANZ Securities, Inc.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
Lebenthal & Co., LLC
Loop Capital Markets LLC
Mitsubishi UFJ Securities (USA), Inc.
Morgan Stanley & Co. LLC
Rabo Securities USA, Inc.
RBC Capital Markets, LLC
RBS Securities Inc.
Samuel A. Ramirez & Company, Inc.
SG Americas Securities, LLC
Standard Chartered Bank
SunTrust Robinson Humphrey, Inc.
The Williams Capital Group, L.P.
U.S. Bancorp Investments, Inc.

CUSIP:	58013MER1

Plan of Distribution:

Agent	Principal Amount
Citigroup Global Markets Inc.	$90,000,000
J.P. Morgan Securities LLC	90,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	90,000,000
Wells Fargo Securities, LLC	90,000,000
Goldman, Sachs & Co.	16,250,000
Morgan Stanley & Co. LLC	16,250,000
RBS Securities Inc.	16,250,000
SG Americas Securities, LLC	16,250,000
ANZ Securities, Inc.	7,500,000
HSBC Securities (USA) Inc.	7,500,000
Mitsubishi UFJ Securities (USA), Inc.	7,500,000
Rabo Securities USA, Inc.	7,500,000
RBC Capital Markets, LLC	7,500,000
Standard Chartered Bank	7,500,000
SunTrust Robinson Humphrey, Inc.	7,500,000
The Williams Capital Group, L.P.	7,500,000
U.S. Bancorp Investments, Inc.	7,500,000
Lebenthal & Co., LLC	2,500,000
Loop Capital Markets LLC	2,500,000
Samuel A. Ramirez & Company, Inc.	2,500,000

Total:	$500,000,000

Additional Information Regarding Agents:

Standard Chartered Bank will not effect any offers or sales of any Notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

United States Tax Considerations:

The text under “United States Tax Considerations—U.S. Holders” in the Prospectus Supplement, dated September 28, 2012, summarizes certain U.S. federal income tax considerations that may be relevant to a holder of a note that is a “U.S. holder” (as defined therein).  The paragraph under the caption “United States Tax Considerations—U.S. Holders—Information Reporting and Backup Withholding” is amended to read in its entirety as follows:

The paying agent or other reporting agent will be required to file information returns with the IRS with respect to payments made to certain U.S. holders.  In addition, certain U.S. holders may be subject to a backup withholding tax (currently at a rate of 28%) in respect of these payments if they do not provide their taxpayer identification numbers to the paying agent or other reporting agent.

The text under “United States Tax Considerations—Non-U.S. Holders” in the Prospectus Supplement, dated September 28, 2012, summarizes certain U.S. federal income tax considerations that may be relevant to a holder of a note that is a “non-U.S. holder” (as defined therein).  The paragraph under the caption “United States Tax Considerations—Non-U.S. Holders” is amended to read in its entirety as follows:

If a holder is a non-resident alien individual or a foreign corporation that is the beneficial owner of the notes (a “non-U.S. holder”):

(a) payments of interest (including any original issue discount) on a note made to such non-U.S. holder will not be subject to withholding of U.S. federal income tax, provided that, with respect to payments of interest on a note, (i) the non-U.S. holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of our stock and is not a controlled foreign corporation related to us through stock ownership; and (ii) the beneficial owner provides a statement signed under penalties of perjury (typically, on IRS Form W-8BEN) that includes its name and address and certifies that it is a non-U.S. holder in compliance with applicable requirements (or satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder); and

(b) such non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange or redemption of the note, provided that, (i) the gain of such holder is not effectively connected with the holder’s conduct of a trade or business in the United States (and, if certain treaties apply, is not attributable to a permanent establishment maintained by the non-U.S. holder within the United States); and (ii) if the non-U.S. holder is an individual holder, such holder is not present in the United States for 183 days or more in the taxable year of the sale, exchange or redemption (and does not satisfy certain other conditions).

U.S. information reporting requirements and backup withholding tax will not apply to payments on a note made to a non-U.S. holder if the statement described in paragraph (a)(ii) above is duly provided.

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability.  A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS and furnishing the required information.

Information regarding settlement date for Notes:

It is expected that delivery of the Notes offered hereby will be made on or about the Original Issue Date stated above in this Pricing Supplement, which will be the fifth business day following the date of this Pricing Supplement (T + 5).  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Notes on the date of this Pricing Supplement or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.